September 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Frank Knapp
Patrick Gilmore
Jan Woo

Re:	Yodlee, Inc.
Registration Statement on Form S-1
File No. 333-197116
Acceleration Request
Requested Date:	October 2, 2014
Requested Time:	4:00 PM EDT

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yodlee, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-197116) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Chris Fennell at (650) 320-4655.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Securities and Exchange Commission

September 30, 2014

Sincerely,

Yodlee, Inc.

/s/ Chad A. Wiechers

Chad A. Wiechers

Vice President and General Counsel

cc:	Anil Arora, Yodlee, Inc.
Michael Armsby, Yodlee, Inc.

Chris Fennell, Wilson Sonsini Goodrich & Rosati, P.C.
Allison Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

John L. Savva, Esq., Sullivan & Cromwell LLP

Dane B. Wall, Ernst & Young LLP

(Signature Page to Acceleration Request Letter)